Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019-6022
United States

Manuel G. Rivera
Sr. Counsel
Direct line +1 212 318 3296
manny.rivera@nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 318 3400
nortonrosefulbright.com

May 2, 2017
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:    Delek Holdco, Inc.
Amendment No. 3 Registration Statement on Form S-4
Filed April 24, 2017
File No. 333-216298
Dear Mr. Schwall:
This letter sets forth the response of Delek Holdco, Inc. (the “Company”) to the comment letter, dated May 2, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s Registration Statement on Form S-4 (File No. 333-216298) (as amended to date, the “Registration Statement”). For your convenience, the Staff’s comment has been set forth in its entirety below. The Company’s response to the comment appears immediately after it.
This letter is being filed with the SEC concurrently with Amendment No. 4 to the Registration Statement (“Amendment No. 4”). In addition, courtesy hardcopies of this letter and Amendment No. 4 to the Registration Statement are being delivered to the Staff. Any capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 4.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.
Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

H. Roger Schwall U.S. Securities and Exchange Commission May 2, 2017 Page 2

Material U.S. Federal Income Tax Consequences of the Mergers, page 210

1.
At page 212, you provide two bullet points with the opinions of named counsel, Baker Botts L.L.P. and Vinson & Elkins LLP. You re-filed as Exhibits 8.1 and 8.2, respectively, the letter opinions by those firms. However, among the changes in the re-filed opinions is new text indicating that the descriptions and legal conclusions included in this section merely constitute “a fair and accurate summary of the tax consequences.” Rather than using such language, each firm must provide a letter opinion which makes clear that the referenced disclosure in the prospectus constitutes / is the opinion of that law firm. For further guidance, please refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

Response: The tax opinions of each of Baker Botts L.L.P. and Vinson & Elkins LLP have been revised in accordance with the Staff’s comment and are being re-filed with Amendment No. 4. See Exhibits 8.1 and 8.2 to Amendment No. 4.
* * *
Should the Staff wish to discuss any of the responses above, please contact the undersigned at (212) 318-3296, Daniel Mark at (713) 229-1723 or Amber Ervin at (615) 721‑3715.

Very truly yours, /s/ Manuel G. Rivera Manuel G. Rivera

cc:	John Cannarella, U.S. Securities and Exchange Commission
Karl Hiller, U.S. Securities and Exchange Commission
Lisa Krestynick, U.S. Securities and Exchange Commission
Timothy S. Levenberg, U.S. Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Assaf Ginzburg, Delek US Holdings, Inc.
Danny Norris, Delek US Holdings, Inc.
Amber Ervin, Esq., Delek US Holdings, Inc.
James Ranspot, Esq., Alon USA Energy, Inc.
Daniel Mark, Esq., Baker Botts L.L.P.
Gillian Hobson, Esq., Vinson & Elkins LLP
Jay Tabor, Gibson Dunn & Crutcher LLP